

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

August 29, 2008

Mr. William E. Hantke
Principal Financial Officer
NTR Acquisition Company
100 Mill Plain Road, Suite 320
Danbury, CT 06811

> **Re:** **NTR Acquisition Company**
> **Form 10-K/A1 for the Year Ended December 31, 2007**
> **Filed August 20, 2008**
> **Response letter dated August 20, 2008**
> **File No. 001-33279**

Dear Mr. Hantke:

We have reviewed your amended filing and your response and have the following comments.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 1

1.  We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

<u>Closing Comments</u>

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       You may contact Joanna Lam, Staff Accountant, at (202) 551- 3476 or me at (202) 551- 3686 if you have questions regarding these comments.

                                Sincerely,

                                Karl Hiller
                                Branch Chief